UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41660

YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 10, 2024, YanGuFang International Group Co., Ltd. (the “Company”) announced that the Company has been informed by the family members of Mr. Junguo He, the Chief Executive Officer (the “CEO”) and Chairman of the Board of Directors (the “Board”) of the Company, and Mr. Kui Shi, the Chief Financial Officer (the “CFO”) of the Company that the CEO and the CFO have been detained by certain Public Safety Bureau of Shanghai, China (“Shanghai Police”), and are currently under investigation by said Shanghai Police. As of the date of this announcement, the Company has not received any official notice of the investigation against Mr. He or Mr. Shi or the respective reasons for their detainment.

As Mr. He and Mr. Shi are presently unable to fulfill their respective roles as CEO and CFO of the Company, the Board appointed Mr. Ya Zhang, currently the Chief Operating Officer of the Company, as Interim CEO of the Company, and Ms. Yang Sui, the Financial Director of Inner Mongolia YanGuFang Whole Grain Industry Development Co., Ltd. Hangzhou Branch (“YanGuFang Whole Grain Hangzhou Branch”), a branch company of one of the Company’s variable interest entities (the “VIEs”), as Interim CFO of the Company, effective as of January 9, 2024.

Mr. Zhang, aged 40, has served as Chief Operating Officer of the Company since December 2021, and vice president of Shanghai YanGuFang E-Commerce Co., Ltd. one of the Company’s VIEs, since July 2017. He also co-founded Inner Mongolia YanGuFang Ecological Agriculture Technology (Group) Co., Ltd., the sole shareholder of the VIEs, in August 2012 and has since been its vice president, primarily in charge of market development and business growth teams. From September 2003 to June 2008, Mr. Zhang served as the manager at the Zhejiang Province branch of Shanghai Green Valley Group, a pharmaceutical company that pioneers carbohydrate drugs development and manufacturing. Mr. Zhang has over 10 years of experience in business management. Mr. Zhang received an associate’s degree from Beijing University of Technology in July 2008 and a bachelor’s degree in Business Management at the School of Business Administration of Changchun University in July 2022.

Ms. Yang Sui, aged 40, has served as Financial Director of YanGuFang Whole Grain Hangzhou Branch since October 2022, where she is responsible for investment and financing activities as well as implementation of financial management procedures. Prior to this role, Ms. Sui served as the Group Financial Director at Suzhou Oriental Clotto Optoelectronics Technology Co., Ltd., a company focusing on the research, development, sales and technology supports of Optoelectronic products, from October 2021 to September 2022, where she managed financial operations for seven affiliated companies and played a pivotal role in pre-listing financial standardization and the company’s financing activities. From May 2010 to September 2021, Ms. Sui served as the Financial Director at Jilin Yatai (Group) Co., Ltd. (SSE:600881), a listed company in China with core business in building materials, real estate, pharmaceuticals and finance, overseeing its financial activities in real estate and energy sectors. From March 2006 to May 2010, Ms. Sui served first as accounting staff, and then as Financial Manager, at Jilin Xinhua Energy Group Co., Ltd., a company with core business in steel, iron ore, coke and other bulk steek trading, where she was responsible for the financing and fund management activities of the company. Ms. Sui has over 18 years of experience in finance, particularly in listed companies in China. Ms. Sui received a bachelor’s degree in Accounting and a master’s degree in Business Administration from Jilin University of Finance and Economics in June 2006 and June 2018, respectively.

Neither Mr. Zhang nor Ms. Sui will receive compensation for serving as interim officers in addition to compensation they are entitled to in their current roles.

There are no arrangements or understandings between Mr. Zhang or Ms. Sui and any other persons, pursuant to which they were appointed as Interim CEO and CFO of the Company, respectively. There are also no family relationships between Mr. Zhang or Ms. Sui and any director or executive officer of the Company, nor does Mr. Zhang or Ms. Sui have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The interim management team will manage the Company’s operations under the Board’s direction. As of the date of this announcement, the business and the daily operations of the Company are being conducted in ordinary course and in an orderly manner.

On January 10, 2024, the Company issued a press release announcing the foregoing updates. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YanGuFang International Group Co., Ltd.

Date: January 10, 2024	By:	/s/ Ya Zhang
	Name:	Ya Zhang
	Title:	Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 10, 2024, issued by the Company

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